SECURITIES AND EXCHANGE COMMISSION,
WASHINGTON, D.C. 20549

Amendment No. 1 to
SCHEDULE TO
(Rule 14D-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Foster Wheeler Ltd.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A and Class B Warrants
to Purchase Common Shares
of Foster Wheeler Ltd.
(Title of Class of Securities)

G3 6535121 (Class A Warrants)
G3 6535113 (Class B Warrants)
(CUSIP Numbers of Class of Securities)

Lisa Fries Gardner	Copy to:
c/o Foster Wheeler Inc.	Tracy Kimmel
Perryville Corporate Park	King & Spalding LLP
Clinton, New Jersey 08809-4000	1185 Avenue of the Americas
Telephone: (908) 730-4000	New York, New York 10036
Facsimile: (908) 730-5300	Telephone: (212) 556-2100
(Name, address, and telephone number of person authorized	Facsimile: (212) 556-2222
to receive notices and communications on behalf of filing
persons)

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee

$366,141,299(1)	$39,178

(1)
Estimated solely for the purpose of computing the registration fee. Foster Wheeler Ltd. (the “Company”) is offering, for a limited period of time, to increase the number of shares to be delivered upon the exercise of its outstanding warrants. The transaction value assumes that all of the Company’s outstanding warrants are exercised for common shares and is computed pursuant to Rule 0-11(a)(4) using the average of the high and low sales price for the Company’s common shares on December 21, 2005, as reported on The Nasdaq Stock Market, Inc.’s National Market.

|X|
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$39,178

	Form or Registration:	Registration Statement on Form S-3 (File No. 333-130720)

	Filing Party:	Foster Wheeler Ltd.

	Date Filed:	December 28, 2005

| |	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

| |	third party tender offer subject to Rule 14d-1.

|X|	issuer tender offer subject to Rule 13e-4.

| |	going private transaction subject to Rule 13e-3.

| |	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   |  |

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission on December 28, 2005 (the “Schedule TO”), by Foster Wheeler Ltd. (the “Company”) relating to the Company’s offers (the “Offers”) to temporarily increase the number of common shares to be delivered upon the exercise of its Class A warrants to purchase common shares of the Company (the “Class A Warrants”) and its Class B warrants to purchase common shares of the Company (the “Class B Warrants” and, together with the Class A Warrants, the “Warrants”).

     The Offers are being made on the terms and subject to the conditions initially set forth in the Prospectus dated December 28, 2005, as amended and supplemented by the Prospectus filed on the date hereof pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Prospectus”) and the related letter of transmittal. The letter of transmittal and other ancillary documents were attached as exhibits 99(a)(1).2 through 99(a)(1).4 to the Schedule TO. The Prospectus is attached to this Amendment No. 1 to the Schedule TO as exhibit 99(a)(1).1.

     All information in the Prospectus, including all exhibits hereto, is hereby expressly incorporated by reference in response to all items in this Amendment No. 1 to Schedule TO, as applicable.

Item 1. Summary Term Sheet.

     The information set forth in the Prospectus in the section entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

     (a) The subject company is Foster Wheeler Ltd. None of the Company, its board of directors, executive officers, the information agent or the warrant agent makes any recommendation to holders of Warrants as to whether to exercise their Warrants in the Offers. In addition, no one has been authorized to make any such recommendation. Holders of Warrants must make their own decision whether or when to exercise their Warrants in the Offers and, if so, the number of Warrants to exercise.

      The information set forth in the Prospectus in the section entitled “Summary” is incorporated herein by reference.

     (b) The subject class of securities are the Warrants. The information set forth in the Prospectus in the section entitled “Description of the Warrants” is incorporated herein by reference.

     (c) The Class A Warrants and Class B Warrants are quoted on The Nasdaq Stock Market, Inc.’s National Market (“Nasdaq”) under the symbols “FWLTW” and “FWLTZ”, respectively. The information set forth in the Prospectus in the section entitled “Market Price Information—The Warrants” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a) The filing person is Foster Wheeler Ltd., the subject company. The information set forth in the Prospectus in the section entitled “Summary” is incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a) The information set forth in the Prospectus is incorporated herein by reference.

     (b) The information set forth in the Prospectus in the section entitled “Description of the Offers—Background and Purpose of the Offers—Interests of Directors and Officers” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (e) The information set forth in the Prospectus in the section entitled “Description of the Offers—Background and Purpose of the Offers—Lock-up Agreement” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a) The information set forth in the Prospectus in the section entitled “Description of the Offers—Background and Purpose of the Offers” is incorporated herein by reference.

     (b) The Warrants exercised pursuant to the Offers will be retired.

     (c)(1) None.

     (2) None.

     (3) The information set forth in the Prospectus in the sections entitled “Use of Proceeds” is incorporated herein by reference.

     (4) None.

     (5) None.

     (6) The Class A Warrants and Class B Warrants are currently quoted on Nasdaq under the symbols “FWLTW” and “FWLTZ”, respectively. Assuming all the Warrants are exercised in the Offers, the Class A Warrants and the Class B Warrants will no longer be quoted on Nasdaq.

     (7) Assuming all the Warrants are exercised in the Offers, the Class A Warrants and the Class B Warrants will become eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

     (8) None.

     (9) The information set forth in the Prospectus in the sections entitled “Summary” and “Description of the Offers” is incorporated herein by reference.

     (10) None.

Item 7. Source and Amount of Funds or Other Consideration.

     (a) Because the Offers only involve holders exercising their existing Warrants, there is no source, total amount of funds or other consideration applicable to the Company. The Company will use existing working capital to pay expenses associated with the Offers.

     (b) None.

     (d) None.

Item 8. Interest in Securities of the Subject Company.

     (a) None.

     (b) The information set forth in the Prospectus in the section entitled “Description of the Offers—Background and Purpose of the Offers—Interests of Directors and Officers” is incorporated herein by reference. As of the date hereof, the Company has no current plan or intention with respect to future purchases of Warrants.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

     (a) None.

Item 10. Financial Statements.

     (a)-(b) The information set forth in the Prospectus in the sections entitled “Unaudited Pro Forma Condensed Consolidated Financial Statements” and “Selected Financial Data” is incorporated herein by reference.

     The financial statements and related footnotes contained in the Company’s (i) Annual Report on Form 10-K for the year ended December 31, 2004, as amended by Form 10-K/A, (ii) Quarterly Reports on Form 10-Q for the quarters ended April 1, 2005, July 1, 2005 and September 30, 2005 and (iii) Current Report on Form 8-K filed on December 28, 2005, are incorporated herein by reference and are available to the public over the Internet at the Commission’s web site at http://www.sec.gov.

Item 11. Additional Information.

     (a)(1) None.

     (a)(2) Except for the regulatory requirements of the Exchange Act and the Securities Act of 1933, as amended, that are applicable to the Offers, there are no regulatory requirements that must be complied with or approvals that must be obtained in connection with the Offers.

     (a)(3) Not applicable.

     (a)(4) Not applicable.

     (a)(5) None.

     (b) The information set forth in the Prospectus is incorporated herein by reference.

Item 12. Exhibits

Exhibit No.		Description

99(a)	(1).1	Prospectus, dated January 23, 2006
99(a)	(1).2*	Letter of Transmittal
99(a)	(1).3*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99(a)	(1).4*	Letter to Clients
99(a)	(2)	Not applicable
99(a)	(3)	Not applicable
99(a)	(4)	Not applicable
99(a)	(5)*	Press release dated December 28, 2005
99(a)	(5).1	Press release dated January 23, 2006
99	(b)	Not applicable
99	(d)*	Lock-up Agreement dated December 22, 2005 among Foster Wheeler Ltd. and the
Securityholders party thereto
99	(g)	Not applicable
99	(h)	Not applicable

* previously filed

Item 13. Information Required by Schedule 13E-3.

     Not applicable.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FOSTER WHEELER LTD

By:	/s/ Lisa Fries Gardner
Lisa Fries Gardner
Vice President and Secretary

Dated: January 23, 2006

EXHIBITS

Exhibit No.		Description

99(a)	(1).1	Prospectus, dated January 23, 2006
99(a)	(1).2*	Letter of Transmittal
99(a)	(1).3*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99(a)	(1).4*	Letter to Clients
99(a)	(2)	Not applicable
99(a)	(3)	Not applicable
99(a)	(4)	Not applicable
99(a)	(5)*	Press release dated December 28, 2005
99(a)	(5).1	Press release dated January 23, 2006
99	(b)	Not applicable
99	(d)*	Lock-up Agreement dated December 22, 2005 among Foster Wheeler Ltd. and the
Securityholders party thereto
99	(g)	Not applicable
99	(h)	Not applicable

* previously filed